Exhibit 99.6

Imperial Tobacco Group PLC — Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that its Chairman, Mr I J G Napier, has informed the Company that he has joined the Board of Directors of Collins Stewart with effect from 13 February 2007.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Napier.

T M Williams
Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com